NSSC HOLDINGS LLC

EXAMPLES FOR SAFE CONVERSION

We are offering securities in the form of a Simple Agreement for Future Equity, SAFE. The principal terms of our SAFE are as follows:

Conversion on Future Equity Raise

If the Company raises money in the future from the sale of its stock (common or preferred) for a fixed price, where the new stock represents at least 7.5% of the Company's total stock at that time, then your SAFE will convert into that same type of stock. The price of the conversion will be the lower of (i) 80% of the price paid by the new investors, or (ii) the price based on a total value of the Company of $10 million.

1.This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $3 million by selling common or preferred stock (these securities can convert to common stock if common stock is sold in a subsequent round), as follows:

Type of Stock Sold	Series A Preferred Stock
Pre-Money Valuation of Company	$10M
Price of New Shares	$1.10/share
Shares Already Outstanding	10,000,000
Number of New Shares Sold	2,727,273
Percentage Owned by New Investors	21.43% (more than 7.5%)

Your SAFE will convert into 5,682 shares of Series A Preferred Stock as follows:

Type of Shares	Series A Preferred Stock
Price Based on 20% Discount	$0.88/share
Price Based on $10M Valuation	$1.00/share
Lower of Prices	$0.88/share

Amount of SAFE	$5,000.00
Number of Shares Received	5,682 shares

Sale or IPO

If the Company is sold or goes public before your SAFE has converted, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at a price per share equal to $10 million divided by the total number of shares then outstanding.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, when we have 1.4 million shares outstanding and before we raise more capital, the Company is sold for $14 million. You would receive $7,000, as follows:

Price Paid for Your SAFE	$5,000
Shares Outstanding	1,400,000
Price Per Share Based on $10M Value	$7.14/share
Number of Conversion Shares	700 shares ($5,000/7.14)
Value of Company Per Share	$10/share ($14M/1.4M)
Value of Conversion Shares	$7,000 (700 shares * $10/share)
Greater of Investment or Value	$7,000

Liquidation

If the Company liquidates before your SAFE has converted, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 1., at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. For example, you do not have the right to receive any dividends for as long as you own your SAFE.

Limits on Transfers

SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:

1) A SAFE may not be transferred without the Company's consent.
2) If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
3) Even if a sale were permitted, there is no ready market for SAFEs, as there would be for a publicly traded stock.
4) For a period of one year, you won't be allowed to transfer the SAFE except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Preemptive Rights

The holders of the SAFEs do not have preemptive rights.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

Other Classes of Securities

The Company has two other classes of securities outstanding:

- Limited liability company interests denominated as "Units."
- Simple Agreements for Future Equity (the "Existing SAFEs").

The principal terms of the Units are as follows:

- Owners of the Units have the right to receive all distributions from the Company.
- Owners of the Units do not have the right to vote as such, but do have the right to remove Managers with or without cause.
- Owners of the Units do not have preemptive rights.

The Existing SAFEs have the same terms as the SAFEs we are issuing in this Offering, except that the "valuation cap" is $7.5M rather than $10M.

The Person Who Controls the Company

Eve Picker controls the Company.

How the Manager's Exercise of Rights Could Affect

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to raise capital for the Company and, if so, on what terms.

- The Manager decides whether and when to sell the Company, which affects when (if ever) you will get your money back.
- If the Manager sells the Company “too soon,” you could miss out on the opportunity for greater appreciation. If the Manager sells the Company “too late,” you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much.
- You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Company.
- The Manager could decide to hire herself or her relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the Company. A refinancing could raise money to distribute, but it could also add risk to the Company.
- The Manager decides how much of her own time to invest in the Company.